Exhibit 99.1

PRESS RELEASE

SOURCE: Neptune Technologies & Bioressources Inc.

Neptune Reports Fiscal 2010 Results

Laval, Québec, CANADA – May 28, 2010 – Neptune Technologies & Bioressources Inc. (“Neptune”) (NASDAQ.NEPT - TSX.V.NTB) today reports its consolidated financial results for the fiscal year ended February 28, 2010, announces the implementation of a shareholder rights plan and provides fiscal year highlights.

Fiscal year ended February 28, 2010 Financial Results

Consolidated Results

  Revenues increased by 8% to $12,664,000 for the fiscal year ended February 28, 2010, up from $11,724,000 achieved during the corresponding period ended February 28, 2009.
  Consolidated EBITDA for the fiscal year ended February 28, 2010 was negative $1,190,000, compared to $598,000 obtained during the corresponding period ended February 28, 2009.
  Net loss decreased by 52% to $1,535,000, or $0.04 per share for the fiscal year ended February 28, 2010, compared to $3,167,000, or $0.08 per share, for the corresponding period ended February 28, 2009.

Nutraceutical Business Results

  Nutraceutical revenues increased by 8% to $12,605,000, for the fiscal year ended February 28, 2010, up from $11,648,000 achieved during the corresponding period ended February 28, 2009.
  EBITDA from nutraceutical business for the fiscal year ended February 28, 2010 was $688,000, compared to $1,508,000 obtained during the corresponding period ended February 29, 2009.
  Earnings from nutraceutical business improved by $2,619,000 and reached a net income of $340,000 for the fiscal year ended February 28, 2010, compared to a net loss of $2,279,000, for the corresponding period ended February 28, 2009.

Three-Month Period ended February 28, 2010 Financial Results
Consolidated Results

  Revenues for the three-month period ended February 28, 2010 totalled a record $4,657,000, compared to $3,772,000 for the three-month period ended February 28, 2009.
  EBITDA for the three-month period ended February 28, 2010 reached $288,000, compared to $879,000 achieved during the three-month period ended February 28, 2009.
  Earnings for the three-month period ended February 28, 2010 resulted into a net loss of $39,000 or $0.001 per share, compared to a profit of $73,000 or $0.002 per share, for the three-month period ended February 28, 2009.

Nutraceutical Business Results

  Nutraceutical revenues for the three-month period ended February 28, 2010 totalled $4,640,000, compared to $3,776,000 for the three-month period ended February 28, 2009.
  EBITDA from nutraceutical business for the three-month period ended February 28, 2010 reached $775,000, compared to $1,257,000 achieved during the three-month period ended February 28, 2009.
  Earnings from nutraceutical business for the three-month period ended February 28, 2010 resulted into a net income of $432,000, compared to a net income of $418,000, for the three-month period ended February 28, 2009.

“Revenues reached a record level of $12.6 million despite the impact of the plant shut down on the second quarter results. The plant shutdown and increased research and development investments, reduced EBITDA levels for the fiscal year.” stated André Godin, Vice-President, Administration and Finance. “We expect growth in revenue and improved Neptune operating profitability during the next fiscal year” he added.

Shareholder’s Right Plan

Neptune is pleased to announce the establishment of a Shareholder Rights Plan (the “Plan”), effective May 26, 2010. The Plan will provide the Board of Directors (the “Board”) and the shareholders with time to fully consider any unsolicited takeover bid for the Company without undue pressure, and to allow the Board to pursue, if appropriate, other alternatives to maximize shareholder value and to allow additional time for competing bids to emerge.

The Plan is intended to discourage coercive or unfair take-over bids and has not been adopted in response to, or in contemplation of, any specific proposal to acquire control of the Company. The Board believes that the recent economic uncertainty and its consequences on the stock markets may have created an environment where an opportunistic take-over offer could be made for Neptune. Such an offer may not be in the best interest of all shareholders. The Plan is designed to ensure that all shareholders receive equal treatment and to maximize shareholder value in the event of a take-over bid or other acquisition that could lead to a change in control of the Company. It is not intended to deter take-over proposals.

The Plan must be ratified by the shareholders at Neptune’s next Annual Meeting, which is scheduled to take place on June 22, 2010. If the Plan is not approved at the meeting, it will terminate at the end of the meeting.

The Company believes that the Plan is similar to those adopted by other Canadian companies, is consistent with Canadian corporate practice and addresses guidelines for such plans set out by institutional investors. A complete copy of the Shareholder Rights Plan will be available shortly on SEDAR at www.sedar.com.

Debenture Warrants and Call-Option Exercise

As of their expiration date of April 30, 2010, 1,098,000 Debenture Warrants and 1,086,400 Debenture Call-Options on Acasti shares were exercised, representing total proceeds of $1,644,100.

Fiscal Year Highlights

Production Plant

Increasing demand for Neptune’s product NKO® led to a production plant capacity increase during the first quarter of fiscal 2010. Production capacity increase of 50% required a shutdown of the plant and was completed on schedule. However, the ramp up of the production took more time than initially expected and impacted Neptune second quarter financial results. Yearly production capacity of NKO® is currently above 100,000 kg. Neptune is continuously working to improve its production process and plans to increase yearly production capacity of NKO® to between 120,000 and 130,000 kg during the year. This new increase is expected to take place without production interruption and represents a minor investment financed by cash on hand. Neptune is also looking at different options in order to further increase production capacity and expect to announce its plan during the year. It is Neptune policy not to allocate equity money to real estate investments. Therefore, this further expansion should be financed primarily through grants, loans and/or partnerships.

Nutraceutical Business Development

Neptune added several new partners to its already extensive list of customers during the fiscal year. One of the most significant additions is Bayer Healthcare, which started commercialization of NKO® in the United States.1 Also, Neptune expect to penetrate the European market due to European Food Safety Authority (“EFSA”) officially signing its approval of NKO® as a Novel Food and PARNUTS for commercialization in the European Union.2

Pharmaceutical Business

Acasti Pharma Inc. (“Acasti”) announced promising pre-clinical results during the fiscal year, which have been presented and well received at prestigious international conferences.3 4 5 6 7 Acasti continued its progress on its pharmaceutical program for the development of CaPreTM and received positive feedback from pre-investigational new drug (“IND”) and pre-clinical trial application (“CTA”), respectively, from the Food & Drug Administration (“FDA”) in the United States and from Health Canada. Acasti is currently working on filling both IND and CTA submission.

Intellectual Property and Litigation

Neptune obtained a patent for prevention and/or treatment of cardiovascular diseases with krill oil in Europe without opposition.8 In accordance with Neptune’s policy of defending its intellectual property, Neptune filed a suit against Aker Biomarine ASA for patent infringement in the United States.9

About Neptune Technologies & Bioressources Inc.

Neptune is an industry-recognized leader in the innovation, production and formulation of science-based and clinically proven novel phospholipid products for the nutraceutical and pharmaceutical markets. The Company focuses on growing consumer health markets including cardiovascular, inflammatory and neurological diseases driven by consumers taking a more proactive approach to managing health and preventing disease. The Company sponsors clinical trials aimed to demonstrate its product health benefits and to obtain regulatory approval for label health claims. Neptune is continuously expanding its intellectual property portfolio as well as clinical studies and regulatory approvals. Neptune’s products are marketed and distributed in over 20 countries worldwide.

About Acasti Pharma Inc.

Acasti Pharma is developing a product portfolio of proprietary novel long-chain omega-3 phospholipids. Phospholipids are the major component of cell membranes and are essential for all vital cell processes. They are one of the principal constituents of High Density Lipoprotein (good cholesterol) and, as such, play an important role in modulating cholesterol efflux. Acasti Pharma’s proprietary novel phospholipids carry and functionalize the polyunsaturated omega-3 fatty acids EPA and DHA, which have been shown to have substantial health benefits and which are stabilized by potent antioxidants. Acasti Pharma is focusing initially on treatments for chronic cardiovascular conditions within the over-the-counter, medical food and prescription drug markets.

About NeuroBioPharm Inc.

NeuroBioPharm is pursuing pharmaceutical neurological applications, and a clinical study for a medical food product with a multinational partner is already initiated. The development of a prescription drug candidate is currently in progress. Advanced clinical development and commercialization is planned to be carried out with multinational partners.

"Neither Nasdaq nor the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release."

Neptune Contact:
Neptune Technologies & Bioressources Inc.
André Godin, V.P. Administration and Finance
+1 450.687.2262
a.godin@neptunebiotech.com
www.neptunebiotech.com

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Statements in this press release that are not statements of historical or current fact constitute "forward-looking statements" within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and Canadian securities laws. Such forward-looking statements involve known and unknown risks, uncertainties, and other unknown factors that could cause the actual results of the Company to be materially different from historical results or from any future results expressed or implied by such forward-looking statements. In addition to statements which explicitly describe such risks and uncertainties, readers are urged to consider statements labeled with the terms "believes," "belief," "expects," "intends," "anticipates," "will," or "plans" to be uncertain and forward-looking. The forward-looking statements contained herein are also subject generally to other risks and uncertainties that are described from time to time in the Company's reports filed with the Securities and Exchange Commission and the Canadian securities commissions.

1http://www.neptunebiotech.com/corporate/press-releases/188-neptune-products-to-be-commercialized-by-bayer-healthcare
2 http://www.neptunebiotech.com/corporate/press-releases/181-novel-food-and-parnuts-approval-granted-for-nkor
3http://www.neptunebiotech.com/corporate/press-releases/220-acasti-pharma-inc-to-showcase-at-the-cambridge-healthtech-institute-and-the-biopharmaceutical-strategy-series
4 http://www.neptunebiotech.com/corporate/press-releases/218-neptune-and-acasti-announce-the-acceptance-for-presentation-of-preclinical-study-results
5http://www.neptunebiotech.com/corporate/press-releases/215-neptune-reports-on-additional-preclinical-research-results-of-drug-candidate-capre-improvement-of-glucose-tolerance
6http://www.neptunebiotech.com/corporate/press-releases/210-neptune-reports-on-active-pharmaceutical-ingredient-api-preclinical-research-significant-hdl-increase-confirmed
7 http://www.neptunebiotech.com/corporate/press-releases/200-neptune-reports-on-active-pharmaceutical-ingredient-preclinical-research
8 http://www.neptunebiotech.com/corporate/press-releases/199-neptune-is-granted-method-of-use-patent-for-cardiovascular-disease-applications-in-europe
9 http://www.neptunebiotech.com/corporate/press-releases/212-neptune-has-filed-a-patent-infringement-lawsuit-against-aker-biomarine-asa-jedwards-international-inc-and-virgin-antarctic-llc